UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No 1)*



                               Guest Supply, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    401630108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Louis J. Bevilacqua, Esq., Cadwalader, Wickersham & Taft, 100 Maiden Lane, New York, NY 10038
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 2, 1997

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 401630108




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Summerset Group LLC

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions) (a) |_|  (b) |_|

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC

------ -------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------- ------- --------------------------------------------------

                      7       SOLE VOTING POWER
                              491,900


     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY

        EACH          ------- --------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                 491,900
        WITH

                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              0

-------- -----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         491,900

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

-------- -----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO

Item 3.  Source and Amount of Funds or Other Consideration.


     233,400 Shares beneficially owned by Summerset were acquired with general company funds. The remaining 258,500 Shares beneficially owned by Summerset were contributed to Summerset as initial capital contributions by the founding members thereof.



Item 5.  Interest in Securities of the Issuer


     (a) According to Guest Supply's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as of June 30, 1997 Guest Supply had issued and outstanding 6,179,288 Shares. Summerset is the beneficial owner of 491,900 Shares, or 8.0% of the outstanding Shares. Neither Robert Shapiro nor Nathan Shapiro beneficially own any Shares other than through Summerset.

     (b) Summerset has the sole power to vote and to dispose of 491,900 Shares. Robert Shapiro and Nathan Shapiro are the sole Voting Members of Summerset.

     (c) On December 2, 1997, Summerset acquired 126,400 Shares in open market transactions at a price per Share of $13.75.

     (d) None


     (e) Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1997


SUMMERSET GROUP LLC


By:  /s/ Robert Shapiro
     -------------------
     Robert Shapiro
     Manager